DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
05/01/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
450,407

8. SHARED VOTING POWER
182,019
9. SOLE DISPOSITIVE POWER

632,426
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
632,426

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.89%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment # 1 to the schedule 13d filed April 22 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.


Item 5 is amended as follows.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on 01/05/2009 there were 5,805,236 shares of common stock outstanding as of October 31, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 632,426 shares of NDD or 10.89% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing the following shares of NDD were traded:

BUYS
Date:		Shares:		Price:
04/27/2009	10,400		$6.4831
04/28/2009	12,600		$6.5594
04/28/2009	700		$6.3700
04/29/2009	4,900		$6.6345
04/30/2009	27,100		$6.8389
05/01/2009	111,235		$6.6800
05/01/2009	3,400		$6.7800
05/04/2009	100,000		$7.0000
05/05/2009	8,400		$7.0777
05/13/2009	1,900		$6.8300
05/15/2009	900		$6.6711





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 05/18/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos